SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)
                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

                                   RULE 13e-3
                              TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                       Darlington County Bancshares, Inc.
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                                (Name of Issuer)

                       Darlington County Bancshares, Inc.
                         Darlington Interim Corporation
                            Henry M. Funderburk, III
                                 G. Clyde Scott
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                      (Names of Person(s) Filing Statement)

                                  Common Stock
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                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                            Henry M. Funderburk, III
                      President and Chief Executive Officer
                       Darlington County Bancshares, Inc.
                                202 Cashua Street
                        Darlington, South Carolina  29532
                                 (843) 395-1956
--------------------------------------------------------------------------------
Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                            Katherine M. Koops, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia  30303
                                 (404) 572-6600

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [_] The filing of a registration statement under the Securities Act of 1933.

     c.   [_]  A  tender  offer.

     d.   [_]  None  of  the  above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            Calculation of Filing Fee

     ---------------------------------------------------------------------------
     Transaction valuation*               Amount of filing fee
     ---------------------------------------------------------------------------
     $ 161,355                            $ 32.27
     ---------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the acquisition of 5,205 shares of common stock of the subject company for $15.00 per share in cash. The amount of the filing fee equals one-fiftieth of one percent of the aggregate transaction value and was paid with the initial filing of this Schedule 13E-3.

[_]  Check  the  box  if  any  part  of  the  fee  is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $                   Filing Party:

Form or Registration No.:                    Date Filed:

       AMENDMENT NO. 2 TO TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


     This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule") is filed by the filing persons listed on the cover of this
Schedule in connection with an Agreement and Plan of Reorganization (the "Plan") that is designed to take Darlington County Bancshares, Inc. ("Darlington" or the "Company") private by reducing its number of shareholders of record below 300.
A copy of the Plan is attached as Appendix A to the Preliminary Proxy Statement filed by the Company concurrently with this Schedule (the "Proxy Statement"). The Proxy Statement is also being filed concurrently under cover of Schedule 14A pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended. The Proxy Statement relates to a special meeting of shareholders at which Darlington's shareholders will consider and vote upon the Plan.

     All information contained in this Schedule concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. The Proxy Statement is currently in preliminary form and is subject to further revision. This Schedule will be amended to reflect such revisions. Capitalized terms but not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

ITEM  1.  Summary  Term  Sheet

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SUMMARY TERM SHEET."

ITEM  2.  Subject  Company  Information

          The required information is incorporated herein by reference to the caption to the Notice of Special Meeting of Shareholders contained in
          Exhibit 1 and to the sections of Exhibit 1 entitled "INFORMATION ABOUT DARLINGTON AND ITS AFFILIATES-Market for Common Stock and -Dividend Policy" and "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Number of Shares Outstanding."

ITEM  3.  Identity  and  Background  of  Filing  Person

          The business address and telephone number of each filing person listed on the cover of this Schedule is 202 Cashua Street, Darlington, South Carolina 29532, telephone (843) 395-1956. The other required information regarding the filing persons and persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION ABOUT DARLINGTON AND ITS AFFILIATES-Directors and Executive Officers."

ITEM  4.  Terms  of  the  Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL MEETING OF SHAREHOLDERS-Requirements for Shareholder Approval," "SPECIAL FACTORS-Purpose of the Reorganization, -Reasons for the Reorganization, -Recommendation of the Board of Directors; Fairness of the Reorganization, -Effects of the Reorganization on Affiliates and -Federal Income Tax Consequences of the Reorganization," and "DESCRIPTION OF THE PLAN-The Reorganization and -Dissenters' Rights."

ITEM  5.  Past  Contacts,  Transactions,  Negotiations  and  Agreements

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT DARLINGTON AND ITS AFFILIATES-Directors and Executive Officers and - Related Party Transactions" and "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reorganization."

ITEM  6.  Purposes  of  the  Transaction  and  Plans  or  Proposals

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "DESCRIPTION OF THE PLAN-The Reorganization," "INFORMATION ABOUT DARLINGTON AND ITS
          AFFILIATES-Market for Common Stock and -Dividend Policy," "SPECIAL FACTORS-Purpose of the Reorganization, -Effects of the Reorganization on Darlington and -Effects of the Reorganization on Affiliates," and PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."

          Other than the Reorganization described in response to Item 4, there are no plans, proposals or negotiations relating to or that would result in:

          (1) Any extraordinary transaction, such as a merger, reorganization or liquidation, involving Darlington or any subsidiary;

          (2) Any purchase, sale or transfer of a material amount of assets of Darlington or any subsidiary;

          (3) Any material change in Darlington's present dividend rate or policy or in its indebtedness or capitalization;

          (4) Any change in Darlington's present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer's employment contract;

          (5) Any other material change in Darlington's corporate structure or business;

          (6) Any class of Darlington's equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

          (7) Except as disclosed in response to Item 7 relating to the prospective termination of registration of the Darlington common stock under the Exchange Act, any class of Darlington's equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

          (8) Except as described in response to Item 7, the suspension of Darlington's obligation to file reports under Section 15(d) of the Exchange Act.

ITEM  7.  Purposes,  Alternatives,  Reasons  and  Effects

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS-Purpose of the Reorganization, -Alternatives Considered, -Reasons for the Reorganization, -Potential Disadvantages of the Reorganization, -Pro Forma Effect of the Reorganization, -Effects of the Reorganization on Darlington, -Effects of the Reorganization on Affiliates, "Federal
          Income Tax Consequences of the Reorganization," "-Determinations by Interim and Other Filing Persons" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION."

ITEM  8.  Fairness  of  the  Transaction

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reorganization," "-Affiliates' Determination of Fairness of the Reorganization," "-Determinations by Interim and Other Filing Persons".

ITEM  9.  Reports,  Opinions,  Appraisals  and  Negotiations

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Opinion of Independent Financial Advisor."

ITEM  10. Source  and  Amount  of  Funds  or  Other  Consideration

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "DESCRIPTION OF THE PLAN-Source of Funds and Expenses."

ITEM  11. Interest  in  Securities  of  the  Subject  Company

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "INFORMATION ABOUT DARLINGTON AND ITS AFFILIATES-Stock Ownership by Affiliates and -Recent Affiliate Transactions in Darlington Stock."

ITEM  12. The  Solicitation  or  Recommendation

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "SPECIAL FACTORS-Recommendation of the Board of Directors; Fairness of the Reorganization."

ITEM  13. Financial  Statements

          The required information is incorporated herein by reference to the sections of Exhibit 1 entitled "SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA" and "PRO FORMA CONSOLIDATED FINANCIAL DATA" and to Appendices D and E thereto.

ITEM  14. Persons/Assets  Retained,  Employed,  Compensated  or  Used

          The required information is incorporated herein by reference to the section of Exhibit 1 entitled "INFORMATION REGARDING THE SPECIAL
          MEETING  OF  SHAREHOLDERS-Solicitation  of  Proxies."

ITEM  15. Additional  Information

          Not  applicable.

ITEM  16. Exhibits.

          1. Preliminary Proxy Statement, Notice of Special Meeting of Shareholders and related cover letter, dated ____________, 2004, including Appendix A-Plan of Reorganization; Appendix B-Section 33-13 of the South Carolina Business Corporation Act (relating to dissenters' rights); Appendix C-Opinion of Independent Financial Advisor; Appendix D-Financial Statements and Management's Discussion and Analysis for the Six Months Ended June 30, 2004; and Appendix E-Financial Statements and Management's Discussion and Analysis for the Year ended December 31, 2003.

          2.   Presentation dated May 10, 2004 by Triangle Capital Partners.

          3.   Presentation dated July 12, 2004 by Triangle Capital Partners.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 3, 2004

                                     DARLINGTON COUNTY BANCSHARES, INC.


                                     By: /s/  Henry  M.  Funderburk,  III
                                         ---------------------------------------
                                         Henry  M.  Funderburk,  III
                                         President and  Chief Executive Officer




                                     DARLINGTON INTERIM CORPORATION


                                     By: /s/ Henry M. Funderburk, III
                                         ---------------------------------------
                                         Henry M. Funderburk, III
                                         President




                                     HENRY  M.  FUNDERBURK,  III:


                                        /s/  Henry  M.  Funderburk,  III
                                     -------------------------------------------
                                        Henry  M.  Funderburk,  III



                                     G. CLYDE SCOTT:


                                        /s/  G.  Clyde  Scott
                                     -------------------------------------------
                                        G.  Clyde  Scott

                                  EXHIBIT INDEX


1. Preliminary Proxy Statement, Notice of Special Meeting of Shareholders and related cover letter, dated ____________, 2004, including Appendix A-Plan of Reorganization; Appendix B-Section 33-13 of the South Carolina Business Corporation Act (relating to dissenters' rights); Appendix C-Opinion of Independent Financial Advisor; Appendix D-Financial Statements and Management's Discussion and Analysis for the Six Months Ended June 30, 2004; and Appendix E-Financial Statements and Management's Discussion and Analysis for the Year ended December 31, 2003.

2.   Presentation dated May 10, 2004 by Triangle Capital Partners.

3.   Presentation dated July 12, 2004 by Triangle Capital Partners.